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Hogan & Hartson is a multi-national partnership of solicitors and registered foreign lawyers regulated by the Law Society.

Solicitors: John M. Basnage (also qualified in New York, USA); Christopher Berry; Colin W. Craik (also qualified in New York, USA and the Czech Republic); Austen E. Hall;

Sean P. Harrison; Jonathan Ivinson; Hywel Jones; Daniel H. Maccoby (also qualified in the District of Columbia, USA); Garry J. Pegg and Nicola Walker.

Registered Foreign Lawyers: Raymond J. Batla, Jr. (District of Columbia, USA); Prentiss E. Feagles (District of Columbia, USA); George A. Hagerty (Colorado, District of Columbia and New York, USA);

Jeffrey M. Hurlburt (District of Columbia, Iowa, New York, USA); Elizabeth L. Katkin (District of Columbia and California, USA); Peter E. Kohl (Minnesota, USA);

Susan S. Namkung (District of Columbia, Massachusetts and Virginia, USA) and Winston Maxwell (Paris, France and New York, USA)

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January 10, 2005

VIA EDGAR AND HAND DELIVERY

Mara L. Ransom

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Harmony Gold Mining Company Limited
Form F-4 Filed on December 3, 2004
File No. 333-120975

Schedule	TO Filed on December 3, 2004

File No. 5-78350

Dear Ms. Ransom:

On behalf of Harmony Gold Mining Company Limited (“Harmony” or the “Company”), and in response to the Staff’s comment letter dated December 21, 2004, we are filing herewith Amendment No. 1 to the above referenced Registration Statement on Form F-4 (File No. 333-120975). Set forth below in detail are the responses to the Staff’s comments to the above-mentioned registration statement and related disclosure documents, which have been provided in each case following the text of the comment in the Staff’s letter:

Form F-4

General

1.	Please consider revising your materials to remove the references to fractional cents and round up or down to the nearest cent throughout this prospectus.

RESPONSE: Harmony has kept the reference to “fractional cents” in the description of share and other distributions to be effected by the depository on page 155 under the heading “Description of

HOGAN & HARTSON

January 10, 2005

Harmony American Depositary Shares – Share Dividends and Other Distributions”, as Harmony and the depository feel that such reference accurately describes the depository’s obligations under the Deposit Agreement to round to the nearest whole cent any fractional cent in connection with any distribution of cash to holders of Harmony’s American Depositary Shares. Cash distributions by the depository as contemplated by the Deposit Agreement and as described on page 156 are unrelated to Harmony’s current offer. No other references to “fractional cents” now appear in the prospectus.

Summary, page 1

2.	In an appropriate place in this discussion, please elaborate upon the irrevocable undertaking entered into with Norilsk. Specifically, please elaborate upon the conditions under which such shares will be of offered and sold to Harmony and what terms of the undertaking are left to be satisfied.

RESPONSE: Harmony has revised the prospectus in response to the Staff’s comment. See pages 4 and 71.

Terms of the U.S. Offer, page 2

3.	Here and elsewhere in the prospectus you provide information regarding the premium percentage being offered in the transaction as of October 14, 2004 because it was, as you have indicated, the last trading day before rumors and press articles significantly affected the share prices and trading volumes. With a view towards disclosure, please also provide the premium percentage being offered in the transaction as of the last trading day before the commencement of this offer so that readers are aware of the current offer price. In doing so, please indicate whether this represents a discount to the current trading price.

RESPONSE: Harmony has revised the prospectus in response to the Staff’s comment. See pages 3, 20 and 70.

Conditions to the U.S. Offer, page 4

4.	You indicate that the conditions you reference are subject to fulfillment or waiver. Please revise your disclosure to clearly indicate which of these conditions are waivable, as applicable, and whether there are any temporal restrictions upon when these conditions must be fulfilled or waived. Also, please update this discussion to disclose whether any of the conditions have been satisfied or waived, such as the Non-implementation of the IAMGold transaction.

RESPONSE: Harmony has revised the prospectus in response to the Staff’s comment. See pages 4 and 72.

Future Plans for Gold Fields; Compulsory Acquisition, page 7

5.	Here and elsewhere in the prospectus, please clearly state that there is a limit upon the time period in which you may be able to effectuate a compulsory acquisition under South African law. Under those circumstances, disclose to shareholders what your plans are if you satisfy the Minimum Tender Condition but fail to acquire at least 90% of Gold Fields shares.

RESPONSE: Harmony has revised the prospectus in response to the Staff’s comment. See pages 7 and 93.

HOGAN & HARTSON

January 10, 2005

Summary Selected Comparative Historical and Pro Forma per Share Data, page 21

6.	We note that the information disclosed under the second and fourth columns, US GAAP Pro Forma Combined per Ordinary Share/ADS and Equivalent US GAAP Pro Forma per Ordinary Share/ADS, respectively, appears to be identical. We presume this to be in error. It appears that the equivalent pro forma per share amounts have not been adjusted for the merger exchange ratio. Please revise or advise.

RESPONSE: Harmony has revised the prospectus in response to the Staff’s comment. See page 22.

Background and Reasons for the Offers, page 57

7.	Please ensure that your discussion in this section is complete. We note, for example, that you have not made reference to the appeal made by Harmony to the Supreme Court of Appeal of South Africa regarding the November 26th ruling of the CAC. Please revise or advise.

RESPONSE: Harmony has revised the prospectus in response to the Staff’s comment. See pages 57 to 63.

The Offer, page 68

Conditions to the US Offer, page 71

8.	Please elaborate upon the Competition and other regulatory approvals condition. What other regulatory approvals are required? Please revise to more specifically discuss this condition so that security holders may objectively determine when this condition has been fulfilled.

RESPONSE: Harmony has revised the prospectus in response to the Staff’s comment. See page 5 and 72.

Plans for Gold Fields After the Completion of the Offers, page 92

9.	Please revise this discussion to elaborate upon Harmony’s plans in the event Harmony is successful in obtaining, at a minimum, effective control over Gold Fields. What are your plans for the business and mining operations? Please revise. See Item 1006(a) of Regulation M-A.

RESPONSE: Harmony has revised the prospectus in response to the Staff’s comment. See pages 93 (under “Current Plans”) and 94.

Unaudited Pro Forma Condensed Combined Financial Information, page 131

10.	We note your analysis as to whether or not Harmony will be deemed to be the accounting acquirer for proposes of US GAAP. Specifically, we note the factors relating to the composition of the governing body and senior management of the combined entity. Please provide us with a supplemental analysis explaining the basis for your belief that Harmony will succeed in having the ability to elect or appoint a voting majority of the governing body and Harmony’s senior management will dominate that of the combined entity.

RESPONSE: The proposed merger is driven by Harmony’s pursuit of a number of key strategic objectives, which are not shared by the board of directors and senior management of Gold Fields. Harmony believes that Gold Fields shareholders’ agreement and concurrence with these

HOGAN & HARTSON

January 10, 2005

strategic objectives is a prerequisite to their acceptance of the offer and the tendering of their shares in exchange for Harmony shares. Harmony therefore supplementally advises the staff that it has considered the initial composition of the board, as well as the composition of senior management, in light of these strategic objectives and the hostile nature of the transaction. In Harmony’s opinion, acceptance of the offer by Gold Fields shareholders implies their concurrence with Harmony’s strategic objectives, as well as support for its board of directors and senior management to implement such strategy.

11.	See Note 2 and your allocation of $10,927,938 to property, plant and equipment (mineral interests). Please disclose the manner in which you have arrived at this allocation, including all material assumptions relied upon in making this determination.

RESPONSE: In Harmony’s Registration Statement on Form F-4 filed on December 3, 2004, for purposes of pro forma financial reporting, when allocating the purchase price to tangible and intangible assets of Gold Fields, Harmony management used the assumption that minimal goodwill is embodied in a gold mining company as its primary asset is a wasting asset. Therefore, Harmony management allocated the difference between the net book value of Gold Fields and the value paid for the company to Property, Plant and Equipment which includes both mining assets and undeveloped properties. At the time of filing on December 3, 2004, a more detailed analysis of the Gold Fields assets had not been undertaken. Subsequent to the filing of the Registration Statement on Form F-4, Harmony used the detailed mine by mine operating information included in the recently released (November 26, 2004) Gold Fields Annual Report on Form 20-F to undertake a more detailed exercise to determine the estimated initial purchase price allocation. This exercise resulted in differences in the allocated amounts to the pro forma balance sheet as well as a corresponding change to the pro forma income statement. Harmony has revised the prospectus to update the pro forma balance sheet and pro forma income statement for the results of this more recent analysis. In addition, it has updated its disclosures to include a discussion on the basis for allocation and major assumptions used. See pages 132-138.

Experts, page 171

12.	Because your registration statement requires financial statements of Gold Fields, the audit report of the Gold Fields independent accountants must be included in the registration statement. Rule 436 of Regulation C requires the consent of Gold Field’s auditor to the inclusion of its report in the registration statement. We note the statements in the second paragraph that you are requesting the consent to incorporate by reference the audit report contained in Gold Field’s Form 20-F for the year ended June 30, 2004. We refer you to SAB Topic 1A requiring that any publicly filed financial information of Gold Fields, including its financial statements, be included in your exchange offer filing or incorporated by reference into, and therefore made a part of, this filing.

Until you obtain the consent of Gold Fields and its auditor, please revise your disclosure to refrain from naming the auditor and to disclose the legal and practical implications for your shareholders and Gold Field shareholders of the inability to obtain the cooperation of Gold Fields or consent of it’s auditor. Please ensure that you do not expressly or implicitly purport to disclaim your liability for the Gold Fields financial statements.

If you are unable to receive the cooperation from Gold Fields and consent from their independent accountants following your best efforts to do so, please submit a written request for a waiver of the consent pursuant to Rule 437 of Regulation C. Your request should be addressed to the Office of the Chief Accountant of the Division of Corporation Finance, and should address the following:

•	Please include an original manually signed affidavit in the request documenting your specific actions to obtain the other party’s cooperation as well as the auditors’ consent.

HOGAN & HARTSON

January 10, 2005

•	Include all correspondence evidencing your request.

If your waiver is accepted, without naming the auditor, please revise to clearly disclose that, although an audit report was issued on their financial statements and included in their annual report filed with the Commission, the auditor has not permitted use of the report in your registration statement.

RESPONSE: We have amended the registration statement to omit the name of the Gold Fields’ auditors. We have explained that Harmony intends to apply for a waiver of the requirement to provide such consent pursuant to Rule 437 of Regulation C. We have disclosed that absent such consent or waiver there is a risk that the registration statement may not be declared effective and that shareholders may not be able to recover against Gold Fields’ auditors under Section 11 of the Securities Act. See page 172.

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Please do not hesitate to call either John M. Basnage (011-44-20-7367-0255) or Elizabeth L. Katkin (011-44-20-7367-0229) should you have any questions or require any additional information.

Very truly yours,

John M. Basnage